[CapStar Financial Holdings, Inc.]

September 20, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	CapStar Financial Holdings, Inc.
Registration Statement on Form S-1, as amended (File Number 333-213367)
Request for Acceleration of Effectiveness

	Requested Date:	Wednesday, September 21, 2016
	Requested Time:	4:00 p.m., Eastern time

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned, on behalf of CapStar Financial Holdings, Inc. (the “Company”), hereby respectfully requests that the United States Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Company’s Registration Statement on Form S-1, as amended (File No. 333-213367) (the “Registration Statement”), so that the Registration Statement will become effective at 4:00 p.m., Eastern time, on Wednesday, September 21, 2016 or as soon thereafter as is practicable.

In connection with the foregoing request, the Company hereby acknowledges that:

•	should the Commission or its staff (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, such action does not preclude the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement; and

•	the Company may not assert Staff comments and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Once the Registration Statement has been declared effective, please orally confirm such declaration with Wes Scott of Waller Lansden Dortch & Davis LLP, counsel to the Company, at (901) 288-1655.

CapStar Financial Holdings, Inc.

By:	/s/ Claire W. Tucker
Name:	Claire W. Tucker
Title:	President and Chief Executive Officer